Exhibit 99.1

Portage Biotech Acquires Outstanding Minority Interest of Invariant Natural Killer T cell (iNKT) Agonist Platform

Portage now holds 100% ownership of iOx Therapeutics Ltd., buying out remainder of equity in exchange for PRTG stock

Westport, Conn. – July 19, 2022 – Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, today announced that the Company has acquired the outstanding ownership interest (approximately 22%) of its invariant natural killer T cell (iNKT agonist) platform and now fully owns the worldwide rights to its small molecule iNKT agonists, including lead programs PORT-2 and PORT-3. The platform was acquired through Portage’s iOx Therapeutics Ltd. (iOx) subsidiary from the founding equity holders in exchange for 1,070,000 ordinary shares of Portage. Additionally, a payment of $25,000,000 in Portage ordinary shares or cash would be triggered upon the achievement of a certain clinical milestone in the PORT-2 or PORT-3 programs.

Both PORT-2 and PORT-3 are potent approaches to priming and boosting an immune response in solid tumors with potential to address unmet need in cancer treatment. PORT-2 is a liposomal formulation of an iNKT agonist, IMM60, while PORT-3 is a nanoparticle coformulation of Portage’s iNKT agonist packaged with an antigen to establish immune priming and boosting. Leadership at Portage initially founded iOx Therapeutics in February 2015 based on the preclinical potential of iNKT agonist technology, which has been shown to inhibit the growth of tumors in multiple cancer types. Both PORT-2 and PORT-3 are in clinical trials in melanoma and non-small cell lung cancer (PORT-2) and NY-ESO-1 positive solid tumors (PORT-3). The Company expects preliminary data from these programs by the end of 2022 and early 2023, respectively. The decision to commit full ownership to the iNKT platform demonstrates the Company’s commitment to the ongoing PORT-2 and PORT-3 programs and the iNKT platform as a whole.

“This transaction demonstrates our belief in the potential of iNKTs to drive an innate and adaptive immune response while correcting the suppressive tumor microenvironment,” said Dr. Ian Walters, Chief Executive Officer of Portage Biotech. “With development of both PORT-2 and PORT-3 progressing and preliminary efficacy data expected later this year, we believe the time is right for us to acquire full ownership of these promising assets. With our recent acquisition of Tarus Therapeutics, Portage now has two fully owned broad immunotherapy platforms with four clinical-stage assets.”

“This latest milestone is also a reflection of the strength of our business model of identifying and efficiently advancing compelling drug platforms to improve the treatment outlook for patients and create value for our shareholders,” Dr. Walters continued. “Portage is grateful for the work of the late Professor Vincenzo Cerundolo and the teams at Ludwig Cancer Research and University of Oxford in developing the understanding of iNKTs so that we can test this mechanism in cancer and hopefully broaden and improve current treatment options for patients.”

About iNKT agonists PORT-2 and PORT-3

PORT-2 and PORT-3 contain small molecule agonists (IMM60) of invariant natural killer T cells (iNKT cells) developed by the University of Oxford, which play an important role in anti-tumor immune responses. iNKT cells are a distinct class of T lymphocytes and recognize lipid antigens on the surface of the tumor. Portage’s synthetic iNKT agonists are designed to optimally engage the T cell receptor on the iNKT and facilitate its binding to dendritic cells, resulting in the secretion of a large amount of pro-inflammatory cytokines. This leads to the activation and expansion of important immune system components and primes and boosts an adaptive immune attack against cancer. We see that monotherapy treatment with iNKT agonists shows a heightened immune response and better cancer control in animal models that are resistant to PD-1 antibody treatment. Combination therapy with PD-1 antibodies is synergistic with iNKT agonists and restores sensitivity to PD-1 blockade. While treatment with iNKT agonists alone shows promising activity against cancer, data suggests that when an iNKT agonist is co-packaged with tumor-specific antigens, potency is increased by up to 5x. PORT-2 is a liposomal formulation of an IMM60 iNKT agonist while PORT-3 is a co-formulation of an IMM60 iNKT agonist with an NY-ESO-1 peptide vaccine, co-packaged into a nanoparticle. Clinical trials were initiated in 2021 for both PORT-2 and PORT-3.

About Portage Biotech Inc.

Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 14 products currently in development with multiple clinical readouts expected through the end of 2023. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

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